American Boarding Company

January 3, 2013

Mr. Tom Kluck

Legal Branch Chief

Securities and Exchange Commission

Division of Corporate Finance

100 F Street NE

Washington, D.C. 20549

RE:

American Boarding Company

Amendment No. 5 to Form S-11

File No. 333-180838

Filed December 12, 2012

Dear Mr. Kluck:

American Boarding Company submits this letter to you in response to your letter of December 26, 2012, which letter sets forth comments of the Staff of the Securities and Exchange Commission regarding the above referenced filing.  This letter sets forth our responses to the Staff’s comments.  For your convenience, we have recited the Staff’s comments in italicized, bold type and have followed each comment with our response.

COMMENT:

Dilution of the Price You Pay for Your Shares, page 18

1.

Please update the dilution table on page 20 to reflect dilution figures based on the unaudited financial statements dated September 30, 2012.  Please also update the narrative section preceding the table accordingly.

RESPONSE:

We acknowledge the Staff’s comment and the Company confirms that we have updated the dilution table to reflect dilution figures based on the unaudited financial statements dated September 30, 2012.  In addition, we have updated the narrative section preceding the table accordingly.

COMMENT:

Targeted Investments, page 31

2.

We note your response to comment 1 of our comment letter dated November 26, 2012 where you state that you have no policy to borrow as you have no intention of engaging in that activity.  We note your disclosure, here and throughout the prospectus that “we believe ABC can gain favorable financing and the Company policy is a maximum of 60% Loan to Value for such real estate investments from mortgage lenders.”  Please reconcile your disclosure.

RESPONSE:

We acknowledge the Staff’s comment and the Company confirms that we have revised our disclosure and removed the statement that we have no policy to borrow money.  Please see our response to comment three which details the company’s policy to acquire loans.

COMMENT:

3.

Please explain in greater detail the company’s policies to acquire loans at reasonable and current market rates.  If the company intends to purchase loans, please include the disclosure required by Item 13(b) of Form S-11.

RESPONSE:

We acknowledge the Staff’s comment and we confirm that we have explained in greater detail the company’s policy to acquire loans at reasonable and current market rates.  The updated policy appears in the Amended Filing as follows: “The Company’s only policy is to acquire loans at reasonable and current market rates from mortgage lenders.  The Company policy is a maximum of 60% Loan to Value for real estate investments from mortgage lenders.”

In addition, the Company does not intend to purchase loans.

Furthermore, the Company acknowledges that;

•

should the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s comments and request that the Staff contact Harold P. Gewerter, Esq. at Law Offices of Harold P. Gewerter, Esq., Ltd at (702) 382-1759 facsimile, (702) 382-1714 telephone with any questions or comments.

Sincerely,

/s/ Farshid Raafat

Farshid Raafat